UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-26481
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
220 Liberty Street
Warsaw, NY 14569

FINANCIAL INSTITUTIONS, INC.
401(k) PLAN
Index

		Page
A.	Financial Statements and Schedule

	Report of Independent Registered Public Accounting Firm	1

	Report of Independent Registered Public Accounting Firm	2

	Statements of Net Assets Available for Benefits
	at December 31, 2005 and 2004	3

	Statements of Changes in Net Assets Available for Benefits
	for the Years Ended December 31, 2005 and 2004	4

	Notes to Financial Statements	5

	Schedule:
	Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10

	Signature

B.	Exhibits

	23.1 Consent of Independent Registered Public Accounting Firm

	23.2 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and the Plan Administrator of the
     Financial Institutions, Inc. 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2004 financial statements were reported on by other auditors whose report dated June 24, 2005 gave an unqualified opinion on the financial statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken a whole. Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Bonadio & Co., LLP
Pittsford, New York
June 23, 2006

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Financial Institutions, Inc. 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Financial Institutions, Inc. 401(k) Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Buffalo, New York
June 24, 2005

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value:
Cash and cash equivalents	$58,587	$6,918
Mutual funds	21,988,192	20,652,589
Common stock	772,008	651,326
Participant loans	452,951	453,555

Total investments	23,271,738	21,764,388

Receivables:
Employer contributions	10,948	13,347
Participant contributions	63,665	80,935
Other	5,875	22,168

Total receivables	80,488	116,450

NET ASSETS AVAILABLE FOR BENEFITS	$23,352,226	$21,880,838

The accompanying notes are an integral part of these statements.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 30, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,293,690	$1,499,296
Interest from participant loans	30,781	28,439
Interest and dividends	15,305	33,440

Total investment income	1,339,776	1,561,175

Contributions and transfers:
Transfers in from other plans	165,157	233,709
Participant	2,039,276	1,935,893
Employer	1,250,930	326,014

Total contributions and transfers	3,455,363	2,495,616

Total additions	4,795,139	4,056,791

DEDUCTIONS:
Benefits paid to participants	(1,791,651)	(2,603,351)
Transfer to First Niagara Financial Group 401(k) Plan	(1,532,100)	—

Total deductions	(3,323,751)	(2,603,351)

Net increase	1,471,388	1,453,440

NET ASSETS AVAILABLE FOR BENEFITS — beginning of year	21,880,838	20,427,398

NET ASSETS AVAILABLE FOR BENEFITS — end of year	$23,352,226	$21,880,838

The accompanying notes are an integral part of these statements.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1.	DESCRIPTION OF PLAN

The following description of the Financial Institutions, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored and administered by Financial Institutions, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of the Plan is the responsibility of the Executive Committee of the Company. Fidelity Investments Institutional Brokerage Group (the Custodian or Fidelity) holds the assets of the Plan and invests, controls, and disburses the funds of the Plan in accordance with the Plan agreement. The Burke Group is the record keeper for the Plan (party-in-interest). The Burke Group was a subsidiary of the Company until September 11, 2005, on which date the Company sold all of its interest in the Burke Group.

Eligibility

All employees of the Company and its subsidiaries are eligible to participate in the Plan on the first of the month following the date of their employment and upon the attainment of age 20-1/2. Participants become eligible to receive the employer match following completion of one year of service, based on hire date anniversary.

Contributions

Eligible participants may contribute up to 50% of their pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan participants are able to select the Company’s common stock as an investment option for up to 25% of their total account balance. The Company matches 25% of a participant’s contributions up to the first 8% of compensation. The Company may also make additional discretionary matching contributions. During the year ended December 31, 2005, the Company made a discretionary contribution of $911,679. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and all earnings or losses (realized or unrealized) thereon.

Vesting

Company and participant contributions are fully vested at the time of contribution. Earnings are also immediately vested.

Payment of Benefits

The participant’s account balance will be distributed upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (IRC) and distributions are recorded by the Plan when paid.

1.	DESCRIPTION OF PLAN (Continued)

Payment of Benefits (Continued)

When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s account attributable to Company contributions is $1,000 or less, the form of the distribution is at the discretion of the Plan administrator. An unpaid loan balance at the time a participant withdraws from the Plan is presented as a benefit paid to participants on the statement of changes in net assets available for benefits.

Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

Participant Loans

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms must have a definite repayment period not to exceed five years unless the loan is used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The loans are secured by the participant’s account and bear interest at 2% above the prime rate at the time of the loan origination, currently ranging from 6.0% to 10.5%. Principal and interest are paid ratably through after-tax payroll deductions.

Plan Expenses

Expenses related to the administration and investment activity of the Plan are borne by the Company, at its discretion, and are therefore not reflected in the accompanying financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

All contributions made to the Plan may be invested in one or more investment options. The investments are carried at fair value. Participant loans are carried at their outstanding balances, which approximate fair value. Transactions are accounted for on a trade date basis. Investment income includes interest, dividends, and realized and unrealized gains and losses applicable to the plan shares in the funds. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation or depreciation on these investments during the year.

The investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the near term would materially effect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contributions

Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer matching contributions are recognized when declared by the Company.

3.	INVESTMENTS

The following investments represented 5% or more of the Plan’s net assets at December 31:

	2005	2004
Federated Capital Preservation Fund	$4,733,623	$4,631,632
Fidelity Equity Income Fund	2,117,366	2,029,975
Franklin Capital Growth Fund	2,067,948	2,066,650
Gabelli Westwood Balanced Retail Fund	1,329,938	1,217,241
Oppenheimer Global A Fund	1,699,728	1,291,812
Pimco Total Return Administrative Fund	1,171,424	1,469,256
Waddell & Reed Accumulative Y Fund	1,449,871	1,349,315
Wasatch Small Cap Growth Fund	1,852,574	1,759,891
Net appreciation in fair value of investments for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Mutual funds	$1,392,996	$1,401,405
Financial Institutions, Inc., common stock	(99,306)	97,891

	$1,293,690	$1,499,296

4.	TRANSFER TO FIRST NIAGARA FINANCIAL GROUP 401(K) PLAN

In December 2005, the Plan transferred all balances related to participants employed by the Company’s Burke Group subsidiary to the First Niagara Financial Group 401(k) Plan. This transfer was required under the terms of the Company’s sale of the Burke Group to First Niagara Bank on September 11, 2005. Invested balances related to affected participants at the time of the transfer consisted of:

Mutual funds	$1,452,227
Financial Institutions, Inc. common stock	42,086
Participant loans	37,787

$1,532,100

5.	RECONCILIATION OF EMPLOYEE BENEFIT PLAN (FORM 5500) TO STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The following is a reconciliation of net assets reported on the statements of net assets available for benefits to Forms 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for benefits	$23,352,226	$21,880,838
Distributions payable included on Form 5500	(45,140)	—

Net assets as reported on line 1 (L) of Form 5500 (Schedule H)	$23,307,086	$21,880,838

The following is a reconciliation of distributions to participants as reported on the statements of changes in net assets available for benefits to Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Distributions to participants per the financial statements	$1,791,651	$2,603,351
Transfer to First Niagara Financial Group 401(k) Plan	1,532,100	—
Add: distribution payable at current year-end	45,140	—
Less: distribution payable at prior year-end	—	(67,464)

Distributions to participants per Form 5500	$3,368,891	$2,535,887

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, there is no provision for income taxes in these financial statements due to the applicable exemption under the IRC.

8.	RELATED-PARTY TRANSACTIONS

Plan investments include mutual funds and cash managed by Fidelity, which totaled $22,046,779 and $20,659,507 at December 31, 2005 and 2004, respectively. Fidelity is the custodian as defined by the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. Plan investments also include common stock of the Company, which totaled $772,008 and $651,326 at December 31, 2005 and 2004, respectively. Transactions in this common stock qualify as party-in-interest transactions. The Burke Group, a subsidiary of the Company through September 11, 2005, is the Plan record-keeper. The Company pays all costs related to these record-keeping services. Participant loans, totaling $452,951 and $453,555 at December 31, 2005 and 2004, respectively, are also considered party-in-interest transactions.

9.	PLAN AMENDMENTS

During 2005, two amendments were made to the Plan:
•	The involuntary cash-out limit for terminated participants was decreased from $5,000 to $1,000, effective March 31, 2005.

•	The normal retirement age was increased from 62 to 65 years of age, effective January 1, 2006.
10.	SUBSEQUENT EVENT — STOCK PRICE

On June 20, 2006, the market value of the Company’s common stock was $18.50 per share, which represents a decrease of 5.7% over the December 31, 2005 market value of $19.62 per share. This decrease in the market value resulted in an unrealized loss of approximately $44,070 for the 39,348 shares of the Company’s common stock held by the Plan at December 31, 2005.

Schedule I
FINANCIAL INSTITUTIONS, INC. 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b)	(c)	(d)
	Identity of Issue	Description of Investment	Current Value
	Federated Capital Preservation Fund	Mutual fund	$ 4,733,621
*	Fidelity Contrafund	Mutual fund	877,543
*	Fidelity Equity Income Fund	Mutual fund	2,117,366
*	Fidelity Diversified International Fund	Mutual fund	634,670
*	Fidelity Spartan 500 Index Fund	Mutual fund	635,163
*	Fidelity Spartan Extended Market Index Fund	Mutual fund	208,290
*	Fidelity Spartan Money Market Fund	Mutual fund	524,532
	Franklin Capital Growth Fund	Mutual fund	2,067,948
	Gabelli Westwood Balanced Retail Fund	Mutual fund	1,329,938
	Janus Mercury Fund	Mutual fund	927,475
	Oppenheimer Capital Appreciation Fund	Mutual fund	443,977
	Oppenheimer Global A Fund	Mutual fund	1,699,728
	Pimco Total Return Administrative Fund	Mutual fund	1,171,424
	Van Kampen Comstock A Fund	Mutual fund	561,432
	Van Kampen Equity Income Fund	Mutual fund	752,640
	Waddell & Reed Accumulative Y Fund	Mutual fund	1,449,871
	Wasatch Small Cap Growth Fund	Mutual fund	1,852,574
*	Fidelity Cash Reserves-Uninvested Cash	Mutual fund	58,587
*	Financial Institutions, Inc. Company Stock	Common Stock of Plan Sponsor	772,008
*	Participant loans	6.00% - 10.5%, due through 2019	452,951

			$ 23,271,738

*	Denotes party-in-interest
The accompanying notes are an integral part of this schedule.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

Date: June 28, 2006	/s/ Peter G. Humphrey

Peter G. Humphrey
President and Chief Executive Officer